Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Market announcement

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 MARKET ANNOUNCEMENT

São Paulo, December 12, 2016 – Ultrapar Participações SA announces that the General Superintendence of the Administrative Council of Economic Defense (“SG – CADE”) issued a reasoned decision on December 9, 2016, declaring complex the Concentration Act No. 08700.006444 / 2016-49 (“Decision”) relating to the acquisition of Alesat Combustíveis S.A. by Ipiranga Produtos de Petróleo S.A.

The Decision is a procedural act process established in Article 56 of Law No. 12.529 / 2011 and to enables the SG-CADE to determine the performance of complementary instruction, allowing the competition authority, if it deems necessary, to require an extension of the term up to 90 days (changing the deadline from 240 to 330 days).

The SG – CADE determined the following measures must be carried out, without limitation to others: (i) to request the Department of Economic Studies of CADE to prepare a quantitative study regarding the competitive impacts resulting from the operation, (ii) to enable the parties to present the economic efficiencies generated by the operation, and (iii) to request information from competitors and wait for several information already requested and still pending of response.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Market announcement – CADE—ALE)